Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, NEW ZEALAND OR IN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR NEW ZEALAND OR IN ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL OR  CONTRAVENE ANY REGISTRATION OR QUALIFICATION REQUIREMENTS UNDER THE SECURITIES LAWS OF ANY SUCH  JURISDICTION. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF THE MARKET ABUSE REGULATION (596/2014/EU) AS IT FORMS PART OF UK DOMESTIC LAW PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED (“MAR”).

Renalytix plc

("Renalytix" or the "Company")

Renalytix announces a $30.0 million financing package

NEW YORK and SALT LAKE CITY, March 31, 2022 – Renalytix Plc (NASDAQ: RNLX) (LSE: RENX) announces pricing of a $30.0 million financing package (the “Fundraise”).

Highlights

•
Financing package comprising:
o
an $8.8 million equity subscription at $7.25 per American Depositary Share (“ADS”) /$3.625 per Ordinary Share (c.276 pence)
o
a $21.2 million aggregate principal amount of convertible bonds with an issue price of 85 per cent of the principal amount (resulting in net cash proceeds of $18.02m), 5.5% coupon (payable in cash or shares at the Company’s option) and a 5 year term
•
The Fundraise will generate gross cash proceeds of $26.8 million, the net proceeds of which will be used for general working capital purposes and to support expected company growth
•
The convertible bonds are initially convertible into Renalytix ADS at $8.70 per ADS, a 20% premium to the Reference ADS Price of $7.25 per ADS
•
Renalytix expects that the net proceeds of the Fundraise together with its existing cash resources will provide it with sufficient cash runway for at least 24 months

The Fundraise is comprised of a subscription to raise $8.8 million (before expenses), consisting of subscriptions (the "Equity Fundraise") for 2,221,794 Ordinary Shares (“New Ordinary Shares”) and 103,447 ADSs (the “New ADS”), at a price of $7.25 per ADS (the "Reference ADS Price") or $3.625 per Ordinary Share, equivalent to approximately 276 pence per Ordinary Share.

In addition, the Company has conditionally agreed to issue $21.2 million of amortizing senior convertible bonds due April 2027 (the "Convertible Bonds") to a fund advised by Heights Capital Ireland LLC (the "Convertible Bond Investor"), a global equity and equity-linked focused investor.

The Equity Fundraise and Convertible Bonds transaction are expected to close on or about April 6, 2022, subject to customary closing conditions.

Stifel Nicolaus Europe Limited ("Stifel") is acting as Nominated Adviser and Sole Financial Adviser and Sole Placement Agent in connection with the Fundraise.

For further information, please contact:

Renalytix plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser and Sole Financial Adviser and Sole Placement Agent)	Tel: 020 7710 7600
Alex Price / Nicholas Moore / Dhiren Suares

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Applegarth / Alice Woodings	Mob: 07980 541 893 / 07584 391 303 / 07407 804 654

CapComm Partners	Tel: 415-389-6400 or investors@renalytix.com
Peter DeNardo

This announcement contains inside information as defined in Article 7 of MAR. Market soundings, as defined in MAR, were taken in respect of the proposed Equity Fundraise and Convertible Bonds transaction with the result that certain persons became aware of this inside information, as permitted by MAR. Upon the publication of this announcement, this inside information is now considered to be in the public domain and therefore those persons that received inside information in the market sounding are no longer in possession of such inside information relating to the Company and its securities.

The person responsible for arranging for the release of this announcement on behalf of Renalytix is James McCullough, CEO.

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is the global founder and leader in the new field of bioprognosis™ for kidney health. The company has engineered a new solution that enables early-stage chronic kidney disease progression risk assessment. The Company’s lead product, KidneyIntelX™, has been granted Breakthrough Designation by the U.S. Food and Drug Administration and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.

FURTHER INFORMATION

Background information on the Convertible Bonds

The issuance of the Convertible Bonds is conditional, amongst other things, on the completion of the Equity Fundraise and on other customary conditions. Subject to the satisfaction of the conditions to the Convertible Bond subscription, it is intended that the Convertible Bonds will be issued to the Convertible Bond Investor shortly after the closing of the Equity Fundraise.

The Convertible Bonds will be issued at 85 per cent. of their principal amount, have a coupon of 5.5 per cent. per annum and amortize quarterly at 5.0 per cent. of the initial principal amount, payable quarterly in cash or new American Depositary Shares (“ADS”) representing ordinary shares of £0.0025 each (“Ordinary Shares”) at the Company's option. The initial conversion price for the Convertible Bonds of $8.70 has been set at a 20 per cent. premium to the Reference ADS Price (the “Initial Conversion Price”).

Save in limited circumstances, such as a sub-division of share capital or where there is a standard anti-dilution adjustment, the Convertible Bonds have a hard floor in the conversion price of $7.25, being the Reference ADS Price. A summary of the principal terms of the Convertible Bonds is set out in the Appendix below.

Should the principal amount of the Convertible Bonds be converted into ADS in full without interest at the Reference ADS Price then it would result in a maximum dilution of 7.3 per cent. to existing shareholders assuming no other shares or ADSs were issued subsequent to those issued under the Equity Fundraise.

Details of the Equity Fundraise

A binding securities purchase agreement (the “SPA”) has been entered into with certain existing shareholders, employees and institutional accredited investors in respect of the Equity Fundraise to raise gross proceeds of $8.8m million through the issue of 2,221,794 New Ordinary Shares and 103,447 New ADS, at a price of $7.25 per ADS (the "Reference ADS Price") or $3.625 per Ordinary Share, equivalent to approximately 276 pence per Ordinary Share. The Reference ADS Price of $7.25 per ADS represents a premium of approximately 1.7 per cent. to the Company's mid-market closing price as at 30 March 2022, being the last practicable date prior to this announcement.

The New Ordinary Shares and the Ordinary Shares to be represented by the New ADS (together the “Fundraising Shares”) to be issued pursuant to the Equity Fundraise will represent approximately 3.4 per cent. of the Company's issued share capital following completion of the Equity Fundraise (the "Enlarged Share Capital").

The Fundraising Shares, when issued, will be credited as fully paid and will rank pari passu in all respects with the Company’s existing Ordinary Shares (the “Existing Ordinary Shares”), including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Application will be made for admission of the Fundraising Shares to trading on AIM (“Admission”) and it is expected that Admission will take place at or around 8.00 a.m. (London time) on 7 April 2022. The Fundraise is not underwritten by Stifel or any other person.

Upon Admission, the total issued share capital of the Company is expected to be 74,737,618 Ordinary Shares. The figure of 74,737,618 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company, under the FCA's Disclosure and Transparency Rules.

The securities to be sold in the Equity Fundraise and the Convertible Bonds transaction have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the New Ordinary Shares and New ADSs to be issued and sold in the Equity Fundraise no later than the 60th day after its entry into the SPAs. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

Related Party Transaction

Certain Directors in the Company, including its Chair Christopher Mills and certain investment vehicles connected with him, have subscribed for New Ordinary Shares in connection with the Equity Fundraise. In addition, Icahn School of Medicine at Mount Sinai (“Mount Sinai”), a substantial shareholder in the Company, has subscribed for New Ordinary Shares in connection with the Equity Fundraise. The number of New Ordinary Shares conditionally subscribed for by each Director and Mount Sinai pursuant to the Equity Fundraise, and their resulting shareholding on Admission, are set out below:

Related party	Existing Ordinary Shares held	Number of Existing Ordinary Shares held as a percentage of all Existing Ordinary Shares	Number of New Ordinary Shares subscribed for	Ordinary Shares held post-Admission	Percentage of Enlarged Share Capital held
Mount Sinai	10,750,926	14.9%	1,103,448	11,854,374	15.9%
Christopher Mills*	9,174,401	12.7%	551,724	9,726,125	13.0%
Ann Berman	12,000	0.02%	27,586	39,586	0.05%
Tim Scannell	nil	0.00%	68,964	68,964	0.09%

*Christopher Mills is partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is Investment Manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited. Christopher’s shareholding is made up of 6,145,001 ordinary shares held by North Atlantic Smaller Companies Investment Trust PLC, 2,780,000 ordinary shares are held by Oryx International Growth Fund Limited and 249,400 ordinary shares are held by Harwood Capital LLP.

The participation by those listed in the above table amounts to a related party transaction within the meaning of the AIM Rules for Companies (the “AIM Rules”). Accordingly, the Directors who are independent of the related party transaction, (being James McCullough, Fergus Fleming, Daniel J. Levangie and Chirag R. Parikh), having consulted with Stifel, the Company's nominated adviser for the purposes of the AIM Rules, consider the terms of the participation of those related parties to be fair and reasonable insofar as Shareholders are concerned.

All references to times and dates in this announcement are to times and dates in London, United Kingdom, unless otherwise stated.

Note: This announcement assumes a £ : $ exchange rate of 1 : 1.315 on 30 March 2022.

APPENDIX - SUMMARY OF PRINCIPAL TERMS FOR THE CONVERTIBLE BONDS

Below is a summary of certain of the key terms of the Convertible Bonds. This summary does not contain all of the terms of the Convertible Bonds.

Bonds:

Amortizing senior, unsecured convertible 5-year bonds, due April 2027; issued at 85% of the principal amount and redeemed at par; subject to English law

Issue subject to successful completion of the Equity Fundraise

Denominated and issued in US$

Convertible Bond Aggregate Principal Amount:	$21.2 million
Coupon:	5.50 per cent. per annum, payable quarterly in arrears, in cash or ADSs valued at the ADS Settlement Price(1) at the option of the Company
Amortisation:

Payable quarterly in cash at 100 per cent. of the nominal value of the amortised payment amount or in ADSs at the ADS Settlement Price(1) at the Company’s option

Between amortisation dates, the Convertible Bond Investor retains the right to advance future amortisation payments, provided that (a) there shall be no amortisation advancements during the first 12 months, (b) no more than 2 amortisation advancements may occur in any 12 month period, and (c) no more than 1 amortisation advancement may occur in any 3 month period.

The Convertible Bond Investor is also permitted to defer up to two amortisation payments to a subsequent amortisation date

The Company retains the option to repay any deferred amortization in cash at 100 per cent. of the nominal amount

Conversion Right:	At any time from the 41st day after issuance at the option of the Convertible Bond Investor
Conversion:

Initial Conversion Price: 20 per cent. premium to the Reference ADS Price. Convertible into the Company’s NASDAQ listed, freely tradeable ADSs

Reset Conversion Price: The Conversion Price may reset down at 12, 24 and 36 months, depending on share price performance, according to a formula and subject always to a hard floor equal to the Reference ADS Price(2)

Reset Clawback: Following any downward reset, the conversion price may reset back upwards to the previous conversion price if the daily VWAP on each of at least 20 trading days in any period of 30 consecutive trading days is greater than 150 per cent. of the Initial Conversion Price. Such clawback feature is only exercisable once by the Company

Anti-dilution protection	Standard terms
Non-trading Agreement:	Convertible Bond Investor agrees not to sell ADS of the Company nor engage in any short sale transactions in Shares of the Company during any relevant calculation period, subject to certain exceptions

(1) Repayments in ADSs

For all interest and amortisation repayments made in ADSs, the ADSs shall be delivered at 85 per cent. of the US Dollar price per ADS (as defined below) (the “ADS Settlement Price”) on the applicable interest or amortisation payment date

The US Dollar price per ADS used to determine the ADS Settlement Price on any applicable interest or amortisation payment date will be the arithmetic average of the lower of the volume weighted average price (“VWAP”) for the ADSs: (i) on the ten (10) trading days, ending on the applicable date or (ii) on the five (5) trading days, ending on the applicable date, but in no event greater than (x) the VWAP of the ADSs on the applicable date or (y) the prevailing Conversion Price

(2) Reset Conversion Price

The “Reset Conversion Price” means, on each Reset Date, the US Dollar price per ADS which is the greater of:

i.
the 30-Day Reset Average Market Price; and
ii.
the relevant Reset Price Floor on such Reset Date, as determined by the Calculation Agent.
1.
for the date falling on the first anniversary date of the Closing Date: (ICP x 2 / 3) + (FP / 3)
2.
for the date falling on the second anniversary date of the Closing Date: (ICP / 3) + (FP x 2 / 3)
3.
for the date falling on the third anniversary date of the Closing Date: FP

The “Reset Price Floor” on each “Reset Date” (being each of the dates set out in (i), (ii) and (iii) below) means the US Dollar price per ADS calculated (and rounded to the nearest integral multiple of $0.0001 (with $0.00005 being rounded upwards)) as follows:

where:

ICP = means the Initial Conversion Price on the relevant Reset Date.

FP = means the Floor Price on the relevant Reset Date.

 (Note: Initial Conversion Price and Floor Price may be recalculated pursuant to anti-dilution provisions.)

Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the expected closing of the transactions discussed in this press release, the expected use of proceeds, and the expected cash runway as a result of these transaction. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 21, 2021, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements contained within Chapter 3 of the FCA Handbook Product Intervention and Product Sourcebook (the "UK Product Governance Requirements") and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the UK Product Governance Requirements) may otherwise have with respect thereto, the New Ordinary Shares and New ADSs have been subject to a product approval process, which has determined that the New Ordinary Shares and New ADSs are: (i) compatible with an end target market of: (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties (each as defined in the FCA Handbook Conduct of Business Sourcebook); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "Target Market Assessment"). Notwithstanding the Target Market Assessment, distributors should note that: the price of the New Ordinary Shares and New ADSs may decline and investors could lose all or part of their investment; the New Ordinary Shares and New ADSs offer no guaranteed income and no capital protection; and an investment in the New Ordinary Shares and New ADSs is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the offer. In all circumstances Stifel will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of the FCA Handbook Conduct of Business Sourcebook; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the New Ordinary Shares and New ADSs. Each distributor is responsible for undertaking its own target market assessment in respect of the New Ordinary Shares and New ADSs and determining appropriate distribution channels.